EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2001
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320

Effective Income Tax Rate	0.3905

Complement of Effective Income Tax Rate (1-Tax Rate)	0.6095

Pre-Tax Preferred Dividends	$2,166

FIXED CHARGES:

Interest Expense	$48,124

Amortization of Debt Premium, Discount and Expense	390

Interest Component of Rentals	12

Total Fixed Charges	48,526

Pre-tax Preferred Dividends	2,166

Total Fixed Charges and Preferred Stock Dividends	$50,692

EARNINGS:

Net Income	$96,135

Add:

Income Taxes Applicable to Utility Operating Income	66,325

Income Taxes Applicable to Non-Utility Operating Income	(554)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,336)

Total Fixed Charges	48,526

Total Earnings	$207,096

Ratio of Earnings to Fixed Charges	4.1